Exhibit 99.1
Navios Maritime Holdings Inc. Reports Financial Results for the
Third Quarter and Nine Months Ended September 30, 2008
•	Reports Net Income of $30.7 Million and $124.1 Million for the Quarter and Nine Months

•	Reports Adjusted EBITDA of $58.6 Million and $142.7 Million for the Quarter and Nine Months

•	Cancels 3 Unfixed Capesize Vessels — Reducing CapEx by $265.0 Million

•	Cancels 9 Unfixed Charter-In Vessels — Reducing Annual Expense by $61.0 Million

•	Updates Charter-Out Coverage to 82%, for 2009 and 59% for 2010

•	Secures New Revolving Facility of $90.0 Million

•	Expands Share Repurchase Program by $25.0 Million

•	Declares Quarterly Dividend of $0.09 per Share for Q3

•	Revises Quarterly Dividend Policy to $0.06 per Share for Future Periods
PIRAEUS, GREECE, November 17, 2008, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: “NM”), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2008.
“We believe that Navios’ flexible business model and conservative strategy will benefit us during this difficult period in the drybulk market,” stated Angeliki Frangou Chairman and CEO of Navios Holdings. “Consistent with past practices, we entered into long-term charters-out and, as a result, our core fleet is 82% covered for 2009 and 59% covered for 2010. We have also taken steps to preserve capital by cancelling 12 unfixed vessels.”
Ms. Frangou continued, “We are paying dividends for the third quarter of $0.09 per share. We remain committed to returning capital to shareholders while allowing for future growth. We have increased the share repurchase program by $25.0 million and intend to maintain a quarterly dividend of $0.06 per share, commencing with the fourth quarter of 2008.
Q3 2008 HIGHLIGHTS — RECENT DEVELOPMENTS
Cancellation of Three Unfixed Capesize Newbuildings:
In November 2008, Navios Holdings cancelled three Capesize vessels scheduled for delivery to Navios Holdings’ owned fleet in Q4 2009 and Q1 2010. These vessels had not been chartered-out, and the cancellation will result in capital expenditure savings of $265.0 million. Installments already paid to the shipyard were applied towards future payments on three other Capesize vessels under construction with the same shipyard in South Korea. The cancellation fee was $1.5 million in total.
In October 2008, Navios Holdings cancelled six Kamsarmax vessels scheduled for delivery in 2010 and 2011 to Navios Holdings’ long-term charter-in fleet. In November 2008, Navios Holdings also cancelled three Handysize vessels scheduled for delivery to Navios Holdings’ long-term charter-in fleet in 2010 and 2011. These vessels had not been chartered out, and the cancellation will result in annual savings of $61.0 million. All cancellations were at no cost.
Financing:
In November 2008, Navios Holdings entered into a new revolving credit facility of up to $90.0 million. The facility can be used for general corporate purposes. As of November 17, 2008, no amount had been drawn under this facility.
Dividend Policy:
On November 14, 2008, the Board of Directors declared a quarterly cash dividend with respect to the third quarter of 2008 of $0.09 per share of common stock. This dividend is payable on January 6, 2009, to stockholders of record as of December 22, 2008.
The Board revised our dividend policy for the fourth quarter of 2008 and subsequent periods to $0.06 per share ($0.24 per share annually). Our board of directors may amend our dividend policy from time to time in light of our capital needs, among other factors. The amount of dividends we can pay is also limited by our credit agreements.
Share Repurchase Program:
In October 2008 Navios Holdings completed a $50.0 million share repurchase program of Navios Holdings’ common stock, as approved by the Board of Directors on February 14, 2008. A total of 6,959,290 shares were repurchased under this program.
In November 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice.

Warrant Exercises:
During the nine months ended September 30, 2008, Navios Holdings issued 1,349,868 shares of common stock following the exercise of warrants. The exercise of these warrants generated $6.7 million of cash proceeds. As of September 30, 2008, Navios Holdings had 102,989,458 shares of common stock outstanding and 6,452,837 warrants remaining outstanding. As of November 17, 2008, Navios Holdings had 100,816,958 shares of common stock outstanding and 6,451,337 warrants remaining outstanding. The warrants expire in accordance with their terms on December 9, 2008.
Sale of Navios Aurora I:
On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Maritime Partners L.P. (“Navios Partners”) for approximately $80.0 million, consisting of $35.0 million cash and 3,131,415 common units. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately before the closing date. Following the sale of Navios Aurora I, Navios Holdings owns a 51.6% equity interest in Navios Partners which includes 2% general partner interest.
Acquisition of Vessels:
In October 2008, Navios Holdings took delivery of Navios Ulysses, a 2007 built, 55,728 dwt Ultra Handymax vessel built in Japan. The total acquisition price of the vessel amounted to $79.6 million. The vessel commenced a five-year time charter at a net daily rate of $31,281.
Update on Navios Maritime Acquisition Corporation:
The initial public offering of Navios Maritime Acquisition Corporation closed on July 1, 2008. The offering raised gross proceeds of $253.0 million. The units, common stock and warrants trade on the NYSE under the symbols NNA.U, NNA, and NNA WS, respectively. Navios Holdings has a 19% ownership position in Navios Maritime Acquisition Corporation. In addition, Navios Holdings has purchased 7.6 million warrants for $1 per warrant.
Update on Navios South American Logistics:
Navios South American Logistics Inc. (“Navios Logistics”) completed its acquisition program of six push boats, 108 dry barges and three self-propelled barges anticipated to be fully operational sometime during the fourth quarter of 2008. Navios Logistics also took delivery of Estefania H on July 25, 2008, a 12,000 dwt product tanker, built in 2008 which was employed as of August 2, 2008 in the Argentinean cabotage business.
Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo is expected to be fully operational by April 2009 in time for the new crop season and will add an additional 80,000 metric tons of storage capacity. The project is fully funded by Navios Logistics’ internally generated cash.
Financial Highlights
Throughout this press release, “Adjusted EBITDA” for the three and nine months ended September 30, 2008 and 2007 is defined as EBITDA, excluding unrealized losses from marked-to-market valuations of sponsor warrants acquired as part of the initial public offering of Navios Maritime Acquisition Corporation.
•	Revenues increased by 74% to $371.3 million in the third quarter of 2008 from $212.9 million in the same period in 2007

•	Adjusted EBITDA increased by 1% to $58.6 million in the third quarter of 2008 from $57.9 million for the same period in 2007

•	Adjusted EBITDA increased by 6% to $142.7 million in the nine months ended September 30, 2008 from $135.1 million for the same period in 2007

•	Net debt to book capitalization was 40.0% at September 30, 2008 compared with 7.4% at December 31, 2007

•	Stockholders’ Equity increased by 7.4% to $825.8 million at September 30, 2008 compared with $769.2 million at December 31, 2007
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of income for the three and nine month periods ended September 30, 2008 and 2007. The quarterly and nine month period 2008 and 2007 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.

Third Quarter 2008 Results (in thousands of US Dollars):

	Three	Three
	Months	Months
	ended	ended
	September 30, 2008	September 30, 2007
Revenue	$371,285	$212,887
EBITDA	$56,955	$57,909
Adjusted EBITDA (*)	$58,555	$57,909
Net income	$30,676	$36,520
EPS	$0.29	$0.36

(*)	Adjusted EBITDA for the three months ended September 30, 2008 excludes $1.6 million relating to the accounting treatment of unrealized losses on sponsor warrants acquired as part of the initial public offering of Navios Maritime Acquisition Corporation
Revenue from vessel operations for the three months ended September 30, 2008 was $337.7 million as compared to $210.1 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in Time Charter Equivalent (“TCE”) per day and the increase in the available days of the fleet in 2008 as compared to 2007. The achieved TCE rate per day, excluding FFAs, increased 59.9% from $31,122 per day in the third quarter of 2007 to $49,769 per day in the same period of 2008. The available days for the fleet increased by 15.9% to 6,036 in the third quarter of 2008 from 5,207 days in the same period of 2007.
Revenue from the logistics business was approximately $33.6 million for the three months ended September 30, 2008 as compared to $2.8 million during the same period of 2007. This is due to the acquisition of Horamar Group in January 2008.
EBITDA for the third quarter of 2008 and 2007 was $57.0 million and $57.9 million, respectively. Adjusted EBITDA for the third quarter of 2008 and 2007 was $58.6 million and $57.9 million, respectively. Adjusted EBITDA reflects EBITDA adjusted for the effect of the unrealized losses on warrants acquired as part of the initial public offering of Navios Acquisition. The increase in Adjusted EBITDA of $0.7 million was primarily due to an increase in revenue by $158.4 million from $212.9 million in the third quarter of 2007 to $371.3 million for the same period in 2008, a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $0.6 million from $6.7 million in the third quarter of 2007 to $6.1 million for the same period in 2008, an increase in equity in net earnings from affiliated companies by $3.6 million and an increase in gain on sale of assets by $24.9 million, due to the sale of vessel Navios Aurora I to Navios Partners. This overall favorable variance of $187.5 million was mitigated mainly by a decrease in gain of FFA trading by $5.0 million from $10.2 million for the third quarter of 2007 to $5.2 million for the same period in 2008, an increase in time charter, voyage and logistic business expenses by $174.8 million from $154.2 million in the third quarter of 2007 to $329.0 million for the same period in 2008, an increase in general and administrative expenses by $4.5 million from $5.0 million in the second quarter of 2007 to $9.5 million for the same period in 2008 (excluding the $0.7 million share-based compensation for the second quarter of 2008), a decrease of $0.7 million relating to interest income from finance leases, an increase in minority interest of $0.9 million and an increase in net other expenses (excluding unrealized losses on warrants) of $0.9 million.
Net income for the third quarter ended September 30, 2008 was $30.7 million as compared to $36.5 million for the comparable period in 2007. The decrease of Net income by $5.8 million was mainly affected by a $6.0 million increase in depreciation and amortization expense mainly due to the purchase price allocation from the acquisition of Horamar, a $1.1 million decrease in interest income, a $0.1 million increase in amortization of drydock and special survey, the unrealized losses on warrants of $1.6 million and a $0.7 million increase in share-based compensation expense. This was mitigated by a $0.7 million increase in Adjusted EBITDA, the $1.1 million decrease in interest expense and the $1.9 million decrease in income taxes.
Nine months ended September 30, 2008 Results (in thousands of US Dollars):

	Nine Months	Nine Months
	ended	ended
	September 30,	September 30,
	2008	2007
Revenue	$1,063,994	$449,890
EBITDA	$141,128	$135,122
Adjusted EBITDA (*)	$142,728	$135,122
Net income	$124,089	$74,485
Adjusted Net income (**)	$66,841	$74,485
EPS	$1.18	$0.79
Adjusted EPS (**)	$0.63	$0.79

(*)	Adjusted EBITDA for the three months ended September 30, 2008 excludes $1.6 million relating to the accounting treatment of unrealized losses on sponsor warrants acquired as part of the initial public offering of Navios Maritime Acquisition Corporation

(**)	Adjusted Net income and Adjusted EPS for the nine months ended September 30, 2008 do not include effect of a $57.2 million write-off of deferred Belgian taxes.
Revenue from vessel operations for the nine months ended September 30, 2008 was $983.4 million as compared to $442.2 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to 2007. The achieved TCE rate per day, excluding FFAs, increased 87.0% from $25,561 per day in the first nine months of 2007 to $47,798 per day in the same period of 2008. The available days for the fleet increased by 37.4% to 18,040 days in the first nine months of 2008 from 13,125 days in the same period of 2007.
Revenue from the logistics business was approximately $80.5 million in the first nine months of 2008 as compared to $7.7 million during the same period of 2007. This is due to the acquisition of Horamar group in January 2008.
EBITDA for the first nine months of 2008 and 2007 was $141.1 million and $135.1 million, respectively. Adjusted EBITDA for the first nine months of 2008 and 2007 was $142.7 million and $135.1 million, respectively. Adjusted EBITDA reflects EBITDA adjusted for the effect of the unrealized losses on warrants acquired as part of the initial public offering of Navios Acquisition. The increase in Adjusted EBITDA of $7.6 million was primarily due to an increase in revenue by $614.1 million from $449.9 million in nine months ended September 30, 2007 to $1,064 million for the same period in 2008, a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $2.1 million from $19.8 million in the first nine months of 2007 to $17.7 million for the same period in 2008, an increase in equity in net earnings from affiliated companies by $10.8 million, a gain of $27.7 million from the sale of assets in the first nine months of 2008. This overall favorable variance of $654.7 million was mitigated mainly by the decrease in gain of FFA trading by $3.8 million from $20.3 million for the first nine months of 2007 to $16.5 million for the same period in 2008, the increase in time charter, voyage and logistic business expenses by $625.1 million from $304.6 million in the first nine months of 2007 to $929.7 million for the same period in 2008, an increase in general and administrative expenses by $12.6 million from $14.1 million in the first nine months of 2007 to $26.7 million for the same period in 2008 (excluding the $2.2 million share-based compensation for the first nine months of 2008), an increase in minority interest by $2.7 million and a decrease of $2.9 million in net other expenses (including interest income from finance leases and excluding unrealized losses on warrants).
Net income for the first nine months of 2008 was $124.1 million as compared to $74.5 million for the comparable period in 2007. Net income for the first nine months of 2008 includes a $57.3 million write-off of deferred Belgian taxes. Adjusting for this item, net income for the first nine months of 2008 would have been $66.8 million. The decrease of Adjusted Net income by $7.7 million was mainly affected by a $19.8 million increase in depreciation and amortization expense mainly due to the purchase price allocation from the acquisition of Horamar, a $0.1 million increase in amortization of deferred drydock and special survey, the unrealized losses on warrants of $1.6 million and a $2.2 million increase in share-based compensation expense. This was mitigated by a $7.6 million increase in Adjusted EBITDA, the increase in interest income by $1.4 million, the $2.7 million decrease in interest expense and the $4.3 million decrease in income taxes.
Time Charter Coverage:
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter out vessels for periods ranging from one to ten years. As a result, as of November 17, 2008, Navios Holdings has currently contracted 100.0%, 81.8% and 59.3% of its available days on a charter-out basis for 2008, 2009 and 2010, respectively, equivalent to $220.0 million, $232.7 million and $260.8 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,744, $28,515 and $35,917 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $9,727.
The above figures do not include vessels servicing the COA business.
Purchase Options:
Navios Holdings has options to acquire four of the 17 chartered-in vessels currently in operation within the next two years (two Ultra-Handymaxes, one Panamax and one Capesize) and eight of the 11 long-term chartered-in vessels on order (on two of the 12 purchase options Navios Holdings holds a 50% initial purchase option).
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the three and nine month periods ended September 30, 2008 and 2007.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	6,036	5,207	18,040	13,125
Operating Days (2)	6,032	5,199	18,014	13,115
Fleet Utilization (3)	99.9%	99.8%	99.9%	99.9%
Time Charter Equivalent including FFAs (4)	$50,658	$33,090	$48,724	$27,108
Time Charter Equivalent excluding FFAs (4)	$49,769	$31,122	$47,798	$25,561

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
Fleet Profile:
Navios Holdings controls a fleet of 53 vessels totaling 5.1 million dwt, of which 25 are owned and 28 are chartered-in under long term charters. The company currently operates 34 vessels totaling 2.6 million dwt and has 19 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.6 years.
Exhibit 2 displays the “Core Fleet” profile of Navios Holdings.
Conference Call:
As already announced, tomorrow, Tuesday, November 18, 2008 at 8:30 am EDT, Navios Holdings’ members of senior management will host a conference call to provide highlights and commentary on the third quarter and first nine months of 2008.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:45 am EDT on the day of the call. The conference call details are as follows:
Call Date/Time: Tuesday, November 18, 2008; 8:30 am EST
Call Title: Navios Maritime Holdings Inc. Q3 2008 Financial Results Conference Call
US Dial In: +1.800.860.2442
International Dial In: +1.412.858.4600
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
US Replay Dial In: +1.877.344.7529
International Replay Dial In: +1.412.317.0088
Replay Passcode: 425010#
This call will be simultaneously Webcast at the following Web address: http://services.choruscall.com/links/navios081118.html . The

Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics, Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT 1
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	September 30,	December 31,
	2008	2007
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$121,158	$427,567
Restricted cash	33,555	83,697
Accounts receivable, net of allowance for doubtful accounts of $5,985 as at September 30, 2008 and $5,675 as at December 31, 2007	91,705	104,968
Short term derivative asset	243,563	184,038
Short term backlog asset	88	2,454
Due from affiliate companies	3,436	4,458
Prepaid expenses and other current assets	52,707	41,063
Total current assets	546,212	848,245
Deposit for vessels acquisitions	379,677	208,254
Vessels, port terminal and other fixed assets, net	673,295	425,591
Long term derivative assets	48,907	90
Deferred financing costs, net	13,037	13,017
Deferred dry dock and special survey costs, net	4,781	3,153
Investments in leased assets	19,137	58,756
Other long term assets	6,300	—
Investments in affiliates	5,071	1,079
Investments in available for sale securities	23,580	—
Long term backlog asset	—	44
Intangible assets other than goodwill	350,281	341,965
Goodwill	135,998	70,810
Total non-current assets	1,660,064	1,122,759
Total assets	$2,206,276	$1,971,004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$66,009	$106,665
Accrued expenses	56,073	37,926
Deferred income	17,586	31,056
Short term derivative liability	179,693	256,961
Deferred tax liability	—	3,663
Current portion of long term debt	14,962	14,220
Total current liabilities	334,323	450,491
Senior notes, net of discount	298,293	298,149
Long term debt, net of current portion	440,106	301,680
Unfavorable lease terms	82,111	96,217
Long term liabilities	42,784	638
Deferred tax liability	25,108	53,807
Long term derivative liability	33,279	818
Total non-current liabilities	921,681	751,309
Total liabilities	1,256,004	1,201,800
Minority interest	124,481	—
Commitments and contingencies
Stockholders’ equity	—	—
Preferred stock — $0.0001 par value, authorized 1,000,000 shares None issued	—	—

Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,989,458 and 106,412,429 as of September 30, 2008 and December 31, 2007, respectively	10	11
Additional paid-in capital	503,924	536,306
Accumulated other comprehensive loss	(26,254)	(19,939)
Retained earnings	348,111	252,826
Total stockholders’ equity	825,791	769,204
Total liabilities and stockholders’ equity	$2,206,276	$1,971,004

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$371,285	$212,887	$1,063,994	$449,890
Gain on Forward Freight Agreements	5,187	10,249	16,523	20,299
Time charter, voyage and logistic business expenses	(329,026)	(154,228)	(929,664)	(304,625)
Direct vessel expenses	(6,469)	(6,948)	(18,987)	(20,972)
General and administrative expenses	(10,233)	(4,996)	(28,928)	(14,098)
Depreciation and amortization	(14,641)	(8,619)	(42,083)	(22,313)
Interest income from investments in finance lease	240	946	1,865	2,592
Interest income	1,522	2,642	7,100	5,730
Interest expense and finance cost, net	(11,664)	(12,783)	(36,040)	(38,782)
Gain on sale of assets/partial sale of subsidiary	24,940	—	27,688	—
Other income	147	(390)	324	349
Other expense	(3,400)	(377)	(4,904)	(1,125)

Income before equity in net earnings of affiliate companies and joint venture	27,888	38,383	56,888	76,945
Equity in net Earnings of Affiliated Companies and Joint Venture	3,949	302	12,285	1,518

Net income before taxes and minority interest	$31,837	$38,685	$69,173	$78,463
Income taxes	(228)	(2,165)	57,640	(3,978)

Net income before minority interest	31,609	36,520	126,813	74,485
Minority Interest	(933)	—	(2,724)	—

Net income	$30,676	$36,520	$124,089	$74,485

Less:
Incremental fair value of securities offered to induce warrants exercise	$—	$—	$—	$(4,195)

Income available to common shareholders	30,676	36,520	124,089	70,290

Earnings per share, basic	$0.29	$0.36	$1.18	$0.79

Weighted average number of shares, basic	104,426,762	101,790,855	105,494,192	88,934,754

Earnings per share, diluted	$0.29	$0.34	$1.13	$0.73

Weighted average number of shares, diluted	107,481,341	108,334,456	109,441,193	95,816,197

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Nine Month	Nine Month
	Period ended	Period ended
	September 30,	September 30,
	2008	2007
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net cash (used in)/provided by operating activities	(18,023)	173,010

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(105,069)	(145,436)
Deposits in escrow in connection with acquisition of subsidiary	(5,000)	—
Acquisition of vessels	(39,161)	(44,490)
Deposits for vessel acquisitions	(173,473)	(48,002)
Investment in affiliates	(7,600)	—
Receipts from finance lease	4,705	7,257
Proceeds from sale of assets	70,088	—
Purchase of property and equipment	(95,607)	(334)

Net cash used in investing activities	(351,117)	(231,005)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	153,784	122,075
Repayment of long term debt	(27,637)	(127,390)
Dividends paid	(28,804)	(19,029)
Acquisition of treasury stock	(41,361)	—
Issuance of common stock	6,749	231,723

Net cash provided by financing activities	62,731	207,379

(Decrease) increase in cash and cash equivalents	(306,409)	149,384

Cash and cash equivalents, beginning of period	427,567	99,658

Cash and cash equivalents, end of period	$121,158	$249,042

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$39,977	$27,307
Cash paid for income taxes	$1,650	$—

Disclosure of Non-GAAP Financial Measures
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses EBITDA (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	September 30,	September 30,
(in thousands of US Dollars)	2008	2007
Net cash provided by operating activities	$(81,571)	$92,818
Net increase in operating assets	(30,357)	40,022
Net increase in operating liabilities	138,305	(92,234)
Net interest cost	11,626	10,141
Deferred finance charges	(560)	(464)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(5,963)	6,602
Provision for losses on accounts receivable	(118)
Earnings in affiliates and joint ventures, net of dividends received	819	302
Payments for drydock and special survey	767	722
Minority interest	(933)	—
Gain on sale of assets/partial sale of subsidiary	24,940	—
EBITDA	$56,955	$57,909

Nine Months Ended	September 30,	September 30,
(in thousands of US Dollars)	2008	2007
Net cash provided by operating activities	$(18,023)	$173,010
Net increase (decrease) in operating assets	(67,516)	99,659
Net (increase) decrease in operating liabilities	174,973	(182,014)
Net interest cost	30,425	33,052
Deferred finance charges	(1,485)	(1,395)
Provision for losses on accounts receivable	(118)	550
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(9,130)	9,295
Earnings in affiliates and joint ventures, net of dividends received	3,983	840
Payments for drydock and special survey	3,055	2,125
Minority interest	(2,724)	—
Gain on sale of assets/partial sale of subsidiary	27,688	—
EBITDA	$141,128	$135,122

EXHIBIT 2
CORE FLEET
Owned Vessels

		Year	Deadweig	Charter-out	Expiration
Vessel Name(1)	Vessel Type	Built	ht	Rate(2)	Date(3)
	(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	23,700	11/08/2012
Navios Horizon	Ultra Handymax	2001	50,346	36,100	08/24/2011
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	02/22/2009
				38,009	03/07/2012
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	02/11/2009
				31,350	02/12/2014
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	11/30/2008
				9,500	04/30/2009
Navios Kypros	Ultra Handymax	2003	55,222	34,024	02/14/2011
Navios Magellan	Panamax	2000	74,333	21,850	02/06/2010
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Hyperion	Panamax	2004	75,707	26,268	04/10/2009
				37,050	05/11/2014
Navios Orbiter	Panamax	2004	76,602	24,700	04/08/2009
				37,147	05/09/2014
Navios Ulysses(4)	Ultra Handymax	2007	55,728	31,281	10/10/2013
Navios Aurora I(5)	Panamax	2005	75,397	—	—
Navios Asteriks	Panamax	2005	76,801	—	—
Vanessa	Product Handysize	2002	19,078	—	—
Owned Vessels to be delivered

		Delivery		Charter-out	Expiration
Vessel Name	Vessel Type	Date	Deadweight	Rate(2)	Date(3)
	(in metric tons)
Navios Vega	Ultra Handymax	03/2009	58,500	—	—
Navios Pollux	Capesize	06/2009	181,000	42,250	06/2019
Navios Lumen	Capesize	09/2009	181,000	44,850	09/2016
Navios TBN	Capesize	10/2009	172,000	41,325	10/2019
Navios Bonavis(6)	Capesize	10/2009	180,000	55,100	09/2014
Navios TBN*	Capesize	11/2009	180,000	45,500	12/2014
Navios TBN	Capesize	12/2009	172,000	39,900	12/2019
Navios TBN	Capesize	11/2009	172,000	57,000	11/2014

*	allocated to a long term COA contract
Long-Term Chartered-in Fleet in Operation

						Expiration
Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option	Charter-out Rate(2)	Date(3)
	(in metric tons)
Navios Vector(8)	Ultra Handymax	2002	50,296	No	9,500	10/16/2008
					9,738	10/17/2009
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009

						Expiration
Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option	Charter-out Rate(2)	Date(3)
	(in metric tons)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	12/14/20082009
					14,773	06/12/2010200
Navios Orion	Panamax	2005	76,602	No	27,312	03/31/2009
					49,400	12/15/2012
Navios Titan	Panamax	2005	82,936	No	27,100	12/09/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	01/31/2009
					26,125	02/01/2019
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No	37,056	08/09/2009
Torm Antwerp	Panamax	2008	75,250	No	—	—
Belisland	Panamax	2003	76,602	No	—	—
Golden Heiwa	Panamax	2007	76,662	No	—	—
SA Fortius	Capesize	2001	171,595	No	—	—
C. Utopia	Capesize	2007	174,000	No	—	—
Beaufiks	Capesize	2004	180,181	Yes	—	—
Rubena N	Capesize	2006	203,233	No	—	—
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Long-Term Chartered-in Fleet to be Delivered

		Delivery		Purchase
Vessel Name	Vessel Type	Date	Deadweight	Option
	(in metric tons)
Phoenix Grace	Capesize	01/2009	170,500	No
Phoenix Beauty	Capesize	11/2009	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes(9)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes(9)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	07/2013	61,000	Yes

(1)	Capesize vessel Obeliks was sold for approximately $35.1 million in Q2 2008.

(2)	Daily Charter-out rate net of commissions.

(3)	Expected Redelivery basis midpoint of full redelivery period.

(4)	The vessel was delivered on October 10, 2008.

(5)	On July 1, 2008, the vessel was sold to Navios Partners for $79.9 million.

(6)	Navios Partners has the option to acquire this vessel for $135.0 million.

(7)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(8)	Charterer has right to extend period at similar day rate.

(9)	The initial 50% purchase option on each vessel is held by Navios Holdings.